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10025978

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 1 2010
DIVISION OF MARKET REGULATION

SEC ... IISSION
Washington, D.C. 20549

cm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/08 (MM/DD/YY) AND ENDING 3/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Emmet + Co Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg + Co.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/28

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Shareholders Of
EMMET & CO., INC.

We have audited the accompanying statement of financial condition of EMMET & CO., INC. as of March 31, 2009 (the Company) and the related statements of income, changes in stockholders' equity, and cash flows, for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EMMET & CO., INC. at March 31, 2009, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenberg & Company LLC

GREENBERG & COMPANY, LLC

Springfield, New Jersey
May 15, 2009

EMMET & CO., INC.
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2009

ASSETS

Cash	$ 298,911
Cash Segregated Under Rule 15c3-3	125,000
Receivables From Brokers and Dealers	115,578
Receivables From Customers	87,153
State and Municipal Government Obligations	22,840,453
Property and Equipment, Net	44,567
Deposit - Clearing Organization	40,000
Deposit - Internal Revenue Service	165,029
Accrued Interest	288,083
Other Assets	80,608
TOTAL ASSETS	$ 24,085,382

LIABILITIES AND STOCKHOLDERS' EQUITY

Payables to Brokers and Dealers	$ 190,265
Payable to Clearing Organization	17,626,105
Accounts Payable and Other Liabilities	65,832
TOTAL LIABILITIES	17,882,202
COMMITMENTS & CONTINGENCIES (SEE NOTE 8)	
STOCKHOLDERS' EQUITY	
Common Stock - Authorized and Issued	
3,500 Shares Without Par Value	1,200,000
Paid-In Capital	945,836
Retained Earnings	4,057,344
	6,203,180
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 24,085,382

See accountants' report and notes to the financial statements.

EMMET & CO., INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2009

1. ORGANIZATION AND NATURE OF OPERATIONS

Emmet & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. Emmet & Co., Inc. is a New Jersey corporation and buys and sells municipal bonds on its own behalf.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related revenues and expense are recorded on a settlement date basis, which is generally the third business day following the trade date.

Receivables from and payables to brokers, dealers, and clearing organization represent the contract value of securities which have not been delivered or received by settlement date.

For financial statement purposes, readily marketable securities owned by the Company are stated at their market value. See Note 11 for fair value information.

Property and equipment are carried at cost. Depreciation is computed using the straight line method. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

Cash equivalents consist of highly liquid, readily marketable, short term investments with an original maturity of 90 days or less.

Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and amounts due from correspondent clearing agents. The Company has placed its cash with a high quality financial institution. The Company frequently has on deposit with financial institutions amounts in excess of the maximum FDIC insurance coverage of $250,000 per bank. The excess cash balance at March 31, 2009 is approximately $174,000. The credit risk associated with amounts due from correspondent clearing agents is low due to the credit quality of the agents.

3. CASH SEGREGATED UNDER RULE 15c3-3

Cash of $125,000 has been segregated at March 31, 2009, in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. DEPOSIT - INTERNAL REVENUE SERVICE

Under the 1986 Tax Reform Act, all S Corporations retaining a year-end other than December 31 are required to make a payment to the Internal Revenue Service based upon the company's deferred base year net income and applicable payments amounts. A calculation is performed annually after the fiscal year-end in order to determine the amount required to be on deposit based upon the previous year's information. $165,029 was deposited at March 31, 2009.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following, at cost:

Office Equipment	$ 54,843
Leasehold Improvements	23,340
Computer Equipment	47,901
Computer Software	83,554
	209,638
Less: Accumulated Depreciation and Amortization	(165,071)
	$ 44,567

Depreciation and amortization charged to income was $31,272.

6. INCOME TAXES

The Company follows Statement of Financial Accounting Standards "SFAS" No. 109 for Income taxes. The Company elected under the provisions of the Internal Revenue Code Section 1361 to be taxed as an S Corporation for Federal income tax purposes. Company profits will be taxed directly to the shareholders, and, therefore, no provision for Federal income taxes are reflected on the financial statements.

Certain states also follow the federal law with respect to 'S' corporations; however, there still is imposed a tax at the corporate level. The provision for income taxes is $4,000 as of March 31, 2009.

There are no significant temporary differences and accordingly there is no deferred income tax liability or asset.

7. LOAN AND PLEDGE AGREEMENT

In 2008, the Company entered into a credit arrangement with US Bank, pursuant to which the Company may from time to time request loans from US Bank to finance the purchase or carrying of securities by the Company, and US Bank may agree to make such loans up to $30,000,000 to the Company. Collateral is required. The loan is payable on demand. The interest is payable on demand or monthly at the rate quoted by US Bank. As of March 31, 2009 the loan and market value of securities pledged was $17,626,105 and $20,689,945 respectively at a rate of 1.75% per annum. The loan agreement can be terminated by US Bank at any time and expires on October 31, 2009.

8. COMMITMENTS & CONTINGENCIES

The Company rents its New Jersey office space from one of its shareholders at a base rate of $6,500 per month or $78,000 per year. The lease is on a month-to-month basis.

Rent expense was $78,000 for the fiscal year 2009.

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument or contractual commitment. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held, the absolute and relative levels of interest rates, as well as market volatility and liquidity.

9. POSTRETIREMENT EMPLOYEE BENEFITS

The Company does not have a policy to cover employees for any health care or other welfare benefits that are incurred after employment (postretirement). Therefore, no provision is required under SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions or SFAS No. 112, Employers' Accounting for Postemployment Benefits.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, customers and other brokers are not required to deliver cash or securities to the Company until settlement date, which is generally three business days after trade date. In volatile securities markets, the price of a security associated with a transaction could widely fluctuate between the trade date and settlement date. The Company is exposed to risk of loss should any counterparty to a securities transaction fail to fulfill its contractual obligations and the Company is required to buy or sell securities at prevailing market prices.

The Company controls the above risk by monitoring its market exposure on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

11. FAIR VALUE MEASUREMENT

A summary of the fair value of assets measured at fair value on a recurring basis follows:

Description	3-31-09	Significant Other Observable Inputs (Level 2)
State and Municipal Government Obligations	$22,840,453	$22,840,453

The Company's primary revenue is derived from the sale of the state and municipal government obligations. See Note 1 and Note 2.

Market approach was used as a valuation technique.

	Revenue for the Year Ended March 31, 2009
The amount of total gains for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains relating to assets still held at the reporting date	$45,970
Total unrealized gains included in earnings	$45,970

12. RETIREMENT PLANS

The Company maintains a 401(k) plan (the "Plan") for eligible employees, whereby the employees may defer a portion of their salary, as defined in the Plan.

13. TREASURY STOCK

There were 35 shares, no par value, of the treasury stock which were sold to an officer of the Company in 2008 for $25,000 which was a carrying value recorded in cost method.

14. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2009, the Company had net capital of $4,466,079 which was $4,216,079 in excess of required net capital. The Company's ratio of aggregate indebtedness to net capital at March 31, 2009, was 0.03 to 1.

15. ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities & Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.